HILTON DOMESTIC OPERATING COMPANY INC.

HILTON WORLDWIDE FINANCE LLC

HILTON WORLDWIDE FINANCE CORP.

7930 Jones Branch Drive, Suite 1100

McLean, Virginia 22102

June 28, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Bryan Hough

Re:	Hilton Domestic Operating Company Inc.

Hilton Worldwide Finance LLC

Hilton Worldwide Finance Corp.

Registration Statement on Form S-4

File No. 333-218943

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hilton Domestic Operating Company Inc. (“HOC”), Hilton Worldwide Finance LLC (“HWF”) and Hilton Worldwide Finance Corp. (“HWFC” and, together with HOC and HWF, the “Issuers”) and the additional registrants listed in the captioned registration statement (together with the Issuers, the “Registrants”) hereby request that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 11:00 a.m., Washington, D.C. time, on June 30, 2017, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by telephone call to Edgar J. Lewandowski at (212) 455-7614 of Simpson Thacher & Bartlett LLP.

Very truly yours,

HILTON DOMESTIC OPERATING COMPANY INC.

By:	/s/ Michael Duffy
Name:	Michael Duffy
Title:	Authorized Signatory

HILTON WORLDWIDE FINANCE LLC

By:	/s/ Michael Duffy
Name:	Michael Duffy
Title:	Authorized Signatory

HILTON WORLDWIDE FINANCE CORP.

By:	/s/ Michael Duffy
Name:	Michael Duffy
Title:	Authorized Signatory